SCHEDULE A

Fees Paid to the Sub-Adviser

The Sub-Adviser’s fee for each Fund shall be accrued daily at 1/365th of the applicable per annum rate set forth below:

Fund	Per Annum Rate
HIMCO VIT Large Cap Growth Fund	0.11%

HIMCO VIT Large Cap Value Fund	0.11%

HIMCO VIT Global Core Equity Fund	0.12%

HIMCO International Core Equity Fund	0.16%

HIMCO International Value Equity Fund	0.16%

The foregoing per annum rate to be paid by Adviser to the Sub-Adviser for each Fund shall be based on the net assets that are actually being sub-advised by the Sub-Adviser for such Fund.

For the purpose of accruing compensation, the nets assets of a Fund shall be determined in the manner and on the dates set forth in the current prospectus of such Fund, and, on dates on which the net assets are not so determined, the net asset value computation to be used shall be as determined on the next day on which the net assets shall have been determined.

In the event of termination of this Agreement with respect to a Fund, all compensation due through the date of such termination will be calculated on a pro-rated basis through the date of such termination and paid within sixty (60) business days of the date of termination.

Last Updated April 30, 2016